NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

DISTRIBUTION AND SERVICES AGREEMENT

SCHEDULE A

PORTFOLIO	DATE ADDED TO AGREEMENT
Fasciano Portfolio	November 3, 2003
Focus Portfolio	November 3, 2003
Guardian Portfolio	November 3, 2003
International Portfolio	November 3, 2003
Mid-Cap Growth Portfolio	November 3, 2003
Real Estate Portfolio	November 3, 2003
High Income Bond Portfolio	June 10, 2004
Regency Portfolio	December 15, 2004